Filed by LIV Capital Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LIV Capital Acquisition Corp.

Commission File No. 001-39157

Date: June 4, 2021

The following investor presentation has been updated to correct an error in the presentation originally filed on June 1, 2021. The sole change is located on slide 30 to correct the sentence that previously read “New contract generation(4) for 4Q20 and 1Q21 are up 59% and 107% vs. 1Q20.” The new sentence reads “New contract generation(4) for 1Q21 compared to 1Q20 and 4Q20 is up 59% and 107% respectively.” The updated presentation has been made available on AgileThought Inc.’s website, agilethought.com, on June 4, 2021.

Investor Presentation May 2021

Disclaimer Disclaimers This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between AgileThought, Inc . (“AgileThought”) and LIV Capital Acquisition Corp . (“LIVK”) and related transactions (the “Transactions”) and for no other purpose . No representations or warranties, express or implied are given in, or in respect of, this presentation . Industry and market data used in this presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . Neither AgileThought nor LIVK has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of AgileThought or the Transactions . Viewers of this presentation should each make their own evaluation of AgileThought and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and AgileThought’s ability to achieve those metrics, projections of market opportunity and AgileThought’s sales pipeline, projections regarding clients and AgileThought’s ability to maintain and grow and add additional client relationships, statements regarding potential future acquisitions and business expansion opportunities, statements regarding AgileThought’s ability to source and retain talent, statements regarding the potential benefits and the commercial attractiveness to its clients of AgileThought’s services, statements regarding AgileThought’s value, and statements regarding the potential results and benefits of the Transactions (including with respect to the success of the PIPE offering that is included as part of the Transactions, the amount of redemption requests made by LIVK’s public stockholders, and shareholder value), and expectations related to the terms and timing of the Transactions . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of AgileThought’s and LIVK’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of AgileThought and LIVK . These forward - looking statements are subject to a number of risks and uncertainties, including AgileThought’s ability to retain and expand clients’ use of AgileThought’s services and attract new clients and market adoption of AgileThought’s services ; AgileThought’s ability to identify and execute and close on acquisitions ; AgileThought’s ability to source and retain talent ; AgileThought’s ability to execute on its business model and risks related to its growth strategies ; market, financial, political and legal conditions, including in the international markets in which AgileThought operates ; the impact of the COVID - 19 pandemic on AgileThought’s business and the global economy ; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of LIVK or AgileThought is not obtained ; failure to realize the anticipated benefits of the proposed business combination ; risks relating to the uncertainty of the projected financial and operating information with respect to AgileThought, including AgileThought’s long - term financial goals ; the effects of competition on AgileThought’s future business ; the amount of redemption requests made by LIVK’s public stockholders ; the ability of LIVK to complete the PIPE financing as described in the presentation as part of the Transactions in connection with the proposed business combination, and those factors discussed in LIVK’s final prospectus filed on December 10 , 2019 and Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 , in each case, under the heading “Risk Factors,” and other documents of LIVK filed, or to be filed, with the Securities and Exchange Commission (“SEC”) . If any of these risks materialize or any of LIVK’s or AgileThought’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither LIVK nor AgileThought presently know or that LIVK and AgileThought currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect LIVK’s and AgileThought’s expectations, plans or forecasts of future events and views as of the date of this presentation . LIVK and AgileThought anticipate that subsequent events and developments will cause LIVK’s and AgileThought’s assessments to change . However, while LIVK and AgileThought may elect to update these forward - looking statements at some point in the future, LIVK and AgileThought specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing LIVK’s and AgileThought’s assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Use of Projections This presentation contains projected financial information with respect to AgileThought, including GAAP Revenue, GAAP Gross Profit, GAAP Gross Margin, GAAP Capital Expenditures, Adjusted EBITDA and Adjusted EBITDA Margin for 2021 and 2022 and Free Cash Flow Conversion for 2022 , and the financial information included in AgileThought’s long - term target operating model . Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved . Neither of the independent registered public accounting firms of AgileThought or LIVK have audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . 2

Disclaimer (cont.) 3 Non - GAAP Financial Measures Some of the financial information and data contained in this presentation, such as PF Revenue, PF Gross Profit, PF Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, PF Adjusted EBITDA, PF Adjusted EBITDA Margin, Free Cash Flow Conversion and the financial information included in AgileThought’s long - term target operating model, have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) . PF Revenue is defined as GAAP revenue plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses . PF Gross Profit is defined as GAAP gross profit plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses . PF Gross Profit Margin is defined as PF Gross Profit divided by PF Revenue . Adjusted EBITDA is defined as net profit/(loss) plus income tax expense/(benefit), plus other interest expense, net, plus other expense/(income), plus impairment losses, plus depreciation and amortization plus stock - based compensation expense . Adjusted EBITDA Margin (for 2021 and 2022 ) is defined as Adjusted EBITDA divided by GAAP revenue . PF Adjusted EBITDA is defined as Adjusted EBITDA plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses . PF Adjusted EBITDA Margin (for 2018 , 2019 and 2020 ) is defined as PF Adjusted EBITDA divided by PF Revenue . Free Cash Flow Conversion (for 2022 ) is defined as Adjusted EBITDA less GAAP Capital Expenditures divided by Adjusted EBITDA . LIV and AgileThought believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AgileThought’s financial condition and results of operations . LIVK and AgileThought believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing AgileThought’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . Neither LIVK nor AgileThought considers these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in AgileThought’s financial statements and include the effects of certain acquisitions and dispositions as if those acquisitions and dispositions had all occurred at the beginning of the applicable reporting period . In addition, these non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non - GAAP financial measures . In order to compensate for these limitations, AgileThought presents non - GAAP financial measures in connection with GAAP results . AgileThought is not providing a reconciliation of the financial information included in AgileThought’s long - term target operating model to the most directly comparable measure prepared in accordance with GAAP because AgileThought is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the anticipated expense related to such projections, which is variable . You should review AgileThought’s audited financial statements, which will be included in the registration statement relating to the proposed business combination . Important Additional Information And Where To Find It This communication is being made in respect of the proposed business combination involving LIVK and AgileThought . LIVK intends to file a registration statement on Form S - 4 with the SEC, which will include a proxy statement and prospectus of LIVK, and LIVK will file other documents regarding the proposed Transactions with the SEC . A definitive proxy statement/prospectus will also be sent to the stockholders of LIVK and AgileThought, seeking any required stockholder approval . Before making any voting or investment decision, investors and security holders of LIVK and AgileThought are urged to carefully read the entire registration statement and proxy statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transactions . The documents filed by LIVK with the SEC may be obtained free of charge at the SEC’s website at www . sec . gov . In addition, the documents filed by LIVK may be obtained free of charge from LIVK at www . livcapitalspac . mx . Alternatively, these documents, when available, can be obtained free of charge from LIVK upon written request to LIV Capital Acquisition Corp . , Attn . Alexander R . Rossi < arossi@livcapital . mx> , or by calling + 52 (55) 1100 - 2470 . Participants In The Solicitation LIVK, AgileThought and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LIVK, in favor of the approval of the Transactions . Information regarding LIVK’s directors and executive officers is contained in LIVK’s Annual Report on Form 10 - K for the year ended December 31 , 2019 , which was filed with the SEC on March 26 , 2020 . Additional information regarding the interests of those participants, the directors and executive officers of AgileThought and other persons who may be deemed participants in the Transactions may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available . Free copies of these documents may be obtained as described in the preceding paragraph . No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Trademarks This presentation contains trademarks, service marks, trade names and copyrights of AgileThought, LIVK and other companies, which are the property of their respective owners.

Table of Contents 4 Introduction 5 AgileThought Overview 9 Investment Highlights 13 Financial Highlights 27 Benchmarking 34 Appendix 38

Introduction 5

AgileThought

AgileThought and LIV Capital Acquisition Corp. Presenters



Manuel Senderos
Chairman &
Chief Executive Officer
(AgileThought)

- 20+ years of experience in the technology industry
- Founded AN Global in 2000, which eventually became AgileThought
- Previously served as Director at Grupo Kuo

AgileThought
kuo



Jorge Pliego
Chief Financial Officer
(AgileThought)

- 20+ years of experience in financial management
- Previously served as SVP of Finance at Diageo and has held various leadership roles at Fortune 500 companies

AgileThought
cfo center
Avery Dennison
Kellogg's
DIAGEO



Kevin Johnston
Chief Revenue Officer
(AgileThought)

- 32+ years of experience in technology and business development
- Previously DXC Technology's CRO, and has held other leadership positions at past firms
- Nominated to the Top 100 Global Sales Leaders by The Modern Sale

AgileThought
DXC.technology
Capgemini
EDS
hp



Alex Rossi
Chairman &
Chief Executive Officer
(LIV Capital Acquisition Corp.)

- 25+ years of experience in PE and VC in Mexico and the U.S.
- Chairman and CEO of LIV Acquisition Corp. (LIVK)
- Managing Partner and Co-Founder of LIV Capital, a leading PE Firm in Mexico and the Sponsor of LIVK
- Board Member of 10 companies across a wide range of industries

LIV CAPITAL ACQUISITION CORP
LIV CAPITAL



Alfredo Capote
Senior Advisor & Head of
SPAC Investment Team
(LIV Capital Acquisition Corp.)

- 20+ years of experience in M&A and Capital Markets at Citi, Goldman Sachs and Morgan Stanley
- Has lead SPAC efforts, from listing to de-SPACing in both Mexico and the U.S.
- VC investor in technology platforms across verticals

LIV CAPITAL ACQUISITION CORP
citi
Goldman Sachs
Morgan Stanley
500
bowcapital
PROMECAP

6

LIV Capital Acquisition Corp. (LIVK) Overview

Business Overview

- LIV Capital Acquisition Corp. (NASDAQ: LIVK) is a blank check company focused on Mexican target businesses or non-Mexican businesses with a significant presence in Mexico
- LIVK is backed by the Managing Partners of LIV Capital, one of the leading PE firms in Mexico
- Management team and Board of Directors are composed of veteran finance industry executives, proven investors and entrepreneur / company founders with decades of experience in capital markets globally
  - Alex Rossi, Chairman and CEO, has served as Managing Partner of LIV Capital Group since 2004
  - Humberto Zesati, Director, has served as Managing Partner of LIV Capital Group since 2004
  - Miguel Ángel Dávila, Director, has served as Managing Partner of LIV Capital Group since 2009

$450M	**Committed capital since 2004**
28	**Investments executed to date**
90+	**Combined years of expertise from management team**

AgileThought Fulfills the Attributes of LIVK's Investment Thesis

- Focus on a high growth addressable market – **Digital Transformation**
- Global and recurrent client base – **U.S. focus with nearshore delivery**
- Proven business model with recurring profitability – **18% 2021E Adjusted EBITDA Margin(1)**
- Expansion opportunity – **U.S. corporate market and M&A capabilities**
- Capital markets readiness – **Institutional-level governance and controls**
- Unrecognized value – **Valuation upside on the back of results delivered**
- Proven management teams – **AT is founder-led with a cohesive management team**

(1) Adj. EBITDA Margin is a non-GAAP financial measure.

7

AgileThought

Summary Transaction Overview

Transaction Description	• AgileThought, Inc. ("AgileThought" or "AT") and LIV Capital Acquisition Corp., (NASDAQ: LIVK; "LIVK"), to combine and create a public pure-play digital transformation services company with a $491M market capitalization(1). • Post-closing entity will be renamed AgileThought and remain listed on the NASDAQ under a new ticker: NASDAQ:AGIL. The Company will be incorporated in Delaware. • The transaction is expected to close in 3Q 2021.
Transaction Structure(1)	• Implied post money enterprise value of approximately $482M, representing multiples of 2.6x '21E Revenue and 2.0x '22E Revenue, respectively, representing a ~64% discount(2) to public comparable companies. • Transaction to be funded with a total of $124M, comprised of $81M(3) LIVK cash in trust, committed PIPE of $23M from institutional investors, and $20M of additional capital from LIV Capital's PE Fund IV at identical terms to the PIPE. • AgileThought to receive $124M in primary proceeds(3) and expects to have $19M in available cash post-business combination(4). AgileThought will pay down its existing $97M credit facility in full. Funding pursuant to existing commitments will satisfy the minimum cash closing condition of $40M.
Pro Forma Ownership	• Assuming no redemptions, Pro Forma Ownership will be: 70.7% existing shareholders, 8.7% PIPE investors, 16.5% LIVK public shareholders, and 4.1% LIVK founder shares. • Initial public float of 29.3%.
Governance	• Current AgileThought management will continue to run the company. • LIVK entitled to appoint one director to the Board of Directors of the post-closing company for so long as the LIVK Founder Group continues to own an agreed upon minimum number of shares of the post-closing company.

(1) Based on a $10.00 share price. Refer to page 9 for further detail.
(2) Versus public peer market data as of 3/11/2021. Refer to page 36 for further detail.
(3) Assumes no redemptions and includes interest as of May 6, 2021. Actual results may vary.
(4) Source of balance sheet cash based on the primary proceeds of the transaction, payment of the existing $97M credit facility.

8

Sources and Uses

($ in millions and millions of shares)

Sources and Uses of Funds	
Sources:	
SPAC Cash Held in Trust[1]	$81.1
PIPE:	$42.5
LIV Capital Investment	*$20.0*
Other Investors	*$22.5*
Conversion of Shareholders Private Notes into Common[2]:	$37.5
Nexxus Capital	*$18.7*
Credit Suisse	*$18.7*
Cash from Balance Sheet	$4.5
Total Sources	**$165.5**
Uses:	
Private Lender	$97.4
Conversion of Shareholders Private Notes into Common[2]	$37.5
Fees and Expenses	$12.0
Cash to Balance Sheet	$18.7
Total Uses	**$165.5**

Pro Forma Shares and Ownership at Transaction Closing [3]	
Pro Forma Valuation	
Pro Forma Fully Diluted Shares Issued	49.09
Price / Share	$10.0
Total Equity Value[3]	**$490.9**
Less: Cash to Balance Sheet	$18.7
Plus: Earnout Payable[4]	$10.0
Pro Forma Enterprise Value	**$482.3**

Pro Forma Ownership Assuming No Redemptions



PIPE Shareholders 8.7%
LIVK Public Shareholders 16.5%
LIVK Founder Shares 4.1%
Existing Shareholders(5) 70.7%

Note: Excludes impact of warrants distributed to Series A at IPO and Sponsor warrants.
(1) Assumes no redemptions and includes interest. Actual results may vary.
(2) Certain existing shareholders will convert their second lien convertible notes into equity prior to the closing of the transaction.
(3) Based on a $10.00 share price and 49.09M shares outstanding at transaction closing.
(4) Earnouts payable to selling shareholders of previously closed acquisitions.
(5) Existing shareholders include founders, Nexxus Capital, Credit Suisse, and other minority shareholders. Gives effect to conversion of convertible notes, vested RSUs from the Company's equity incentive plan, share-based executive compensation and equity-based consideration for historical acquisitions.

9

A g il e T h ou g h t Overview 10

We Innovate , Build and Run the Next Generation Digital Enterprise 11

Company Overview

AgileThought is a leading provider of enterprise software development and digital transformation services

Key Highlights

- AgileThought is a **pure-play digital solutions** provider that delivers high-end software development **at scale**
- Offers competitive **onshore** and **nearshore** services leveraging talent from the **U.S., Mexico** and other Latin American countries
- **Headquartered in Irving, TX** and led by a strong management team with a track-record of driving profitable growth
- **Blue-chip customers** with diversity across end-markets
  - Fortune 100 financial services companies
  - Big Four accounting firms
  - Industry-leading telecom and technology companies
  - Multinational retailers
  - Prestigious law and consulting firms

Services Provided


Innovate
Strategic Consulting
Build
Digital Delivery
Run
Digital Operations

12

AgileThought at a Glance 13 $184M+ 2021 E R e v enu e 21% PF 2020A (1) – 2022E Revenue CAGR $77K 2021E Revenue per Billable Employee (4) 33% 2021E Gross Profit Margin 18% 2021E Adj. EBITDA Margin (3) 2,200+ T o t a l E m p l o y ee s (2) 270+ Clients (2) 30+ Clients with Revenue >$1M (5) 85%+ Revenue from Existing Clients (1,6) (1) 2020A information is based on audited financials. PF Revenue is a non - GAAP financial measure; please see page 44 for a reconciliation to the GAAP equivalent measures. (2) As of 12/31/2020. (3) Adj. EBITDA Margin is a non - GAAP financial measure. (4) Revenue Per Billable Employee is calculated by dividing projected revenue by average billable employees (Ending billable employees 2020+Projected billable employees 2021 / 2) ; Billable employees are projected based on projected revenue, billing rates and utilization. (5) Estimated for latest 12 months as of 2021E year - end. (6) Represents portion of 2021E revenue generated by clients that also generated revenue in 2020A.

I n vestme n t Highlights 14

Investment Highlights

1. Massive $750B+[1] digital transformation services addressable market with a long runway for high growth
2. Pure-play digital transformation provider across the client lifecycle
3. Unique Agile / DevOps capabilities with Americas onshore and nearshore service delivery
4. Culture of excellence drives strong talent acquisition and retention
5. Proven, highly profitable business model with substantial organic and inorganic growth opportunities

(1) Source: Gartner estimates for 2022.

15

AgileThought

1 Market Opportunity

AgileThought is addressing the fastest-growing segment of the massive IT Services market


$1.1T+
Global IT
Services Market
$750B+
Digital
Transformation
Services Addressable
Market
$240M

+5%
'18-'24 CAGR

+15%
'18-'24 CAGR

AgileThought
2022E Revenue

10%	Businesses that have **begun their digital transformation**, indicating significant runway for growth
53%	Digital transformation spending as a **share of global technology investment** by 2023
50%	**Share of IT services** that will be served from **nearshore** locations by 2023

Source: Gartner estimates for 2022. Includes digital business model transformation, digital strategy, digital employee experience, digital customer experience and digital technology services.

16

AgileThought

2 End-to-End Solution

Complete end-to-end and deeply embedded solution set at scale, using a nearshore / onshore delivery model

AgileThought

Innovate

Strategic Consulting

- Agile & DevOps Coaching
- Management Consulting
- Training & Certifications

Build

Digital Delivery

- Advanced Data Analytics
- AI & ML
- App Engineering & DevOps
- Application Modernization
- Automation
- Commerce & Omnichannel
- Cloud Architecture & Migration
- Digital Workplace
- UX / UI Design

Run

Digital Operations

- DevOps & Application Optimization
- Multi Cloud Services
- Lifecycle Management Support

17

2 Full-Cycle Digital Transformation Solutions

Embedded with clients, delivering compelling value and sticky relationships


Build
Digital Delivery
Run
Digital
Operations
Full Cycle
Digital
Transformation
Innovate
Strategic
Consulting

- Entry at any point along the continuum
- Increased stickiness
- Opportunity for upsell
- Life cycle of continuous refreshes
- Drives long-term client relationships

Enables AgileThought to develop sticky, long-tenured clients (10+ Years)

- Multinational technology company with a market cap of $1T+
- Global financial services company with a market cap of $130B+
- U.S. healthcare insurance provider with a market cap of $80B+
- International bank with a market cap of $50B+
- Big Four accounting firm

18

App li c a t i ons 52% Digital Banking 18% Ot her 6% Ops. & Management 6% I nno v a te 3% Managed Cloud Services 4% 19 2021E Revenue Breakdown Data Analytics & Insights 11% U . S . 67% Latin A m e r i ca 33% Financ i al Services 26% P r o f es s i onal Services 28% CPG, Retail & Industrial 15% H ea l t hca re & Life Sciences 20% T echno l o g y 6% Ot he rs 4% Diversity across industries, geographies and service lines Revenue by Industry Revenue by Client Geography Revenue by Service Line Majority of revenue is based on T&M contracts (2) , providing flexibility (1) Does not sum to 100%, because many clients engage AgileThought for multiple services. (2) T&M (time and materials) contracts are contracts in which clients are billed based on the hours spent on a given project. 69% of revenue in USD 2 % of ‘21E revenue % of ‘21E clients (1) ~ 60% Run 10% ~ 30% Innovate 3% ~ 90% Bu ild 87%

AgileThought

3 Delivering Agile / DevOps at Scale

An Onshore / Nearshore approach is the only way to deliver true Agile and DevOps

- Iterative development & innovation
- Expedited time to market
- Better quality and client experience
- Cost-efficient delivery
- Customer-centric
- Proximity-based model
- Delivering at scale
- Highly productive & collaborative

"Speed to market is increasingly important for customers aligning their business to the fast turnaround of digital business initiatives and instant customer needs."(1)

"Agile and DevOps will be the de facto approach to develop and deploy applications to enable continuous delivery."(2)

Agile / DevOps + Onshore / Nearshore Delivery → **Increased Collaboration** → **Accelerated Time to Market**

(1) Gartner, "Forecast Analysis: Digital Business Implementation and Refinement Services, Worldwide."
(2) Gartner, "Predicts 2020: Agile and DevOps Are Key to Digital Transformation."

20

C OS T A R I C A ( 1% ) 20+ consultants (1) Sa n J o s é (1) As of 3/31/2021. (2) Excludes countries with less than 10 employees. (3) Includes employees in Ciudad de México (CDMX), Queretaro, Morelia, Merida, Colima, Guadalajara and Jalisco. (4) Sources: World Economic Forum; UNESCO Institute for Statistics. Differentiated Nearshore / Onshore Delivery Model 21 Same Time Zone Enables efficient service delivery (+/ - 2 hours to all U.S.) 2.5 Hour Flight to U.S. (Southern U.S.) Large Talent Pool 8 th country in the world by total number of engineering graduates per year (~120K per annum) (4) MEXICO MEXICO (71%) (3) ~1,470 consultants (1) Mexico City | Mérida | Guadalajara Distributing agile software development at scale 5 Countries (1,2) 2,000+ Consultants (1) 9 Talent C e nt er s (1) BRAZIL (9%) 190+ consultants (1) São Paulo U.S. (17%) 320+ consultants (1) Tampa A R GE NT I N A ( 2% ) 32+ consultants (1) Bueno s A i r es Margin Expansion Increasing USD Revenue coupled with MXN COGS expense creates a natural inflation hedge 4

AgileThought

4 Well-Positioned to Source Quality Talent from Mexico

The Mexican technology labor pool increases by 160K+ new graduates per year and grows ~7% annually(1)


MEXICO CITY
Three Largest Tech Hubs in Mexico
GUADALAJARA
MONTERREY

Large pockets of talent in major tech hubs, while work from home allows AgileThought to recruit from anywhere in Mexico

AgileThought Recruits from the Top Engineering Universities in Mexico(2)

AgileThought Top 5 Universities	U.S.News Ranking of Top Engineering Schools in Mexico
National Autonomous University of Mexico	#1
Tecnológico de Monterrey	#2
National Polytechnic Institute	#4
Universidad Tecnológica de México	
Universidad del Valle de México	

30-35
Number of days for AT to prepare a new nearshore team member for U.S. deployment

3x
As many job candidates per AT open role in Mexico compared to the U.S. market(3)

7:1
Size ratio of IT talent pool of Mexico compared to Argentina(4)

87%
Utilization rate of AgileThought employees across US – LATAM locations(5)

(1) Source: National Association of Universities and Higher Education Institutes; Includes graduates majoring with degrees focused on actuarial science, engineering, mathematics and IT and telecom sectors.
(2) Source: U.S. News & World Report: Best Global Universities for Engineering in Mexico, 2021.
(3) Source: Terminal.io - Engineering 2020 - Mexico market analysis.
(4) Sources: National Association of Universities and Higher Education Institutes, Federal Council of Deans of Engineering and Company analysis of data measuring the Argentina IT community.
(5) Jan. '21A YTD average utilization rate calculated by dividing billable hours reported to external clients by total standard working hours.

22

AgileThought Strategic Growth Plan

5

AgileThought plans to expand through organic growth, acquisitions and workforce expansion

Focus on enterprise businesses with higher deal values

Expand wallet share by cross-selling within existing clients & new logo acquisitions

Strategic approach to M&A with a well-executed M&A strategy

23

AgileThought

5 Account-Based Management Drives Growth & Expands Wallet Share

Large Opportunity to Gain More Wallet Share of Existing Clients

Top Clients by '21E Growth[1] ($M)	2020A[2]	2021E[3]	% '21E Growth	% of '21E Revenue
Top 10 Clients	$77.1	$105.7	37%	57%
Top 15 Clients	$91.7	$121.1	32%	66%
Top 20 Clients	$99.4	$128.2	29%	70%

	2021E Live Projects #[4]	AgileThought's Estimated IT Budget Wallet Share[5]
Global financial services company with a $130B+ market cap	5	5%
U.S. healthcare insurance provider with a market cap of $80B+	4	2%
U.S. healthcare technology company with a market cap of $4B+	2	8%
Leading private equity-backed communications technology and services company	1	1%
Retailer of aftermarket automotive products with a market cap of ~$30B	4	1%
Big Four professional services firm with over 200K+ employees	13	1%

- ✓ Client-centric operating model provides effective client management
- ✓ Established enterprise-grade sales function and growth of U.S. sales team throughout 2020 to build the pipeline for future growth
- ✓ 19 client executives and 10 client partners in '20A growing to 24 and 16, respectively, in '21E
- ✓ Emphasis on long-term and outcome-based deals
- ✓ Intentional focus on enterprise businesses with higher deal values

Top 20 Clients: Average Revenue per Client[3,6]

($ in millions)


12%
$6.5
$7.3
2020A(2)
2021E(3)

Significant Number of High-Value Clients[4]


$1M+ '21E Revenue
31 Clients
$5M+ '21E Revenue
9 Clients
$10M+ '21E Revenue
5 Clients

(1) Clients with over $1M sales in 2020 sorted by highest growth rates for 2021E.
(2) 2020A information is based on audited financials.
(3) 2021E revenue by client projected based on management estimates.
(4) 2021E live client projects based on management estimates.
(5) Management estimates, based on total client spend with Agile Thought divided by total estimated client addressable IT budget.
(6) The top 20 clients of 2020A and 2021E comprise more than 60% of revenue for each year. Calculation based on top 20 clients sorted by total revenues in 2020, this sorting is different from the clients included in Large Opportunity to Gain More Wallet Share of Existing Clients table.

24

$106 $351 Record Sales pipeline supports growth acceleration into 2021 25 Sales opportunity Pipeline has more than tripled in the las 12 Months to a record high of $351M Sales Pipeline (1) for Full Year 2021E Revenue Expected Growth Driven by Increasing the Pie Within Existing Clients (1) Unweighted and includes all stages as of March 2021. 5 M a y - 20 M a r - 21 Renewal $95 27% New Logo $52 15% Cross - Sell $68 19% Expand - Sell $136 39% T o t a l Cu rr e n t P i p e li n e (1) $351M # of Deals 760 ~ 3x

AgileThought

5 Strategic M&A will Continue to Supplement Strong Organic Growth

The Company has completed 11 transactions and has a proven track record of acquiring and integrating complementary businesses

M&A Strategy and Priorities

- Target companies whose capabilities will **integrate seamlessly** with AgileThought's existing services
- **Expand presence** in the U.S. market
- Seek out targets with potential for **synergy realization and accretion**
- Add new **complementary solutions and services**

Seeking Forward-Looking, Technology-Focused Targets

Analytics	AI & RPA(1)
Cloud	DevOps
UI / UX(2)	Digital Transformation

10+ Pipeline of potential opportunities, worth $300M+ enterprise value

(1) Artificial Intelligence and Robotic Process Automation.
(2) User Interface and User Experience.

26

AgileThought

Management Team with Track Record of Execution


20+

Manuel Senderos
Chairman &
Chief Executive Officer


13+

Clare Deboef
Chief Information Officer


4+

Steven Granese
Managing Director, Innovate


4+

Federico Tagliani
Chief Operating Officer


1

Diana Abril
Chief Legal Officer


6+

Taylor Howard
Managing Director, Build


4+

Jorge Pliego
Chief Financial Officer


6+

Diego Zavala
Head of M&A


5+

Daniel Novelo
Managing Director, Run


1+

Kevin Johnston
Chief Revenue Officer


6+

Ana Hernández
SVP, Corporate Finance

Indicates years at AgileThought

27

Financial Highligh ts 28

$187 $210 $164 $184 $240 PF 2018A PF 2019A PF 2020A (2) 2021E 2022E Strong Financial Profile 29 ($ in millions) ($ in millions) ($ in millions) Revenue (1) Gross Profit (1) Adj. EBITDA (1,3) Revenue Growth % (1) 20% 12% (22%) 13% 30% Gross Profit Margin % (1) 35% 34% 31% 33% 34% Adj. EBITDA Margin % (1,3) 13% 15% 11.3% 18% 18% (1) PF 2018A, PF 2019A and PF 2020A Revenue, Gross Profit and Adjusted EBITDA and Revenue Growth and Gross Profit Margin based on those amounts, are all non - GAAP financial measures; please see pages 44 and 45 for a reconciliation to the GAAP equivalent measures. Forecasts do not include potential acquisitions. (2) 2020A information is based on audited financials. (3) Adjusted EBITDA and Adjusted EBITDA Margin are non - GAAP financial measures. 21% C A G R PF 2018A PF 2019A PF 2020A (2) 2021E PF 2018A PF 2019A PF 2020A (2) 2021E $66 $72 $51 $62 $82 2022E 27% C A G R $24 $31 $19 $33 $44 2022E 54% C A G R

$30.3 $18.1 $38.2 $23.2 $48 .1 $26 .0 $27 .0 $37 .0 2Q2 0 A Committed 3Q20 A Best Case (Upside) 4Q2 0 A 1Q2 1 A 2Q21 E (1) 1Q2 0 A Won $34.2 $37.2 $39.0 1Q2 1 A (2) 2Q21 E (1) 2021 Projected Demand Progression Overview (1) Based on Company’s current estimates. (2) Based on preliminary internal unaudited financials. (3) Revenue – recognizable revenue according to GAAP in referenced time period. (4) Total Contract Value based on fulfilling client obligations to record revenue over full term of a contract. (5) Book to Bill defined as realized sales on won contracts divided by total recognized revenue for the period. 30 Total Quarterly Revenue Overview (1)(3) New Contracts Progression Overview (Total Contract Value “TCV”) (1)(4) ($ in millions) ($ in millions) Remarks (headcount) 9% 5% 4Q20 A % Quarter over Quarter Growth • Sequential revenue growth momentum from 1Q21 has remained during 2Q21; • AT has met new contract’s headcount requirements given its access to sound talent pool; • Cumulative hiring into demand is ramping up; • Existing debt service requirements have impacted AT’s capacity to further accelerate growth; • AT’s sales team generating revenue backlog at ~2.0x the expected revenue growth rate in Q2: o Book to Bill (5) for 1Q21 was 1.3x o New contract generation (4) for 1Q21 compared to 1Q20 and 4Q20 is up 59% and 107% respectively o New business as % of sales was 40% in 1Q21 compared to 15% in 1Q20 and 27% in 4Q20 Headcount Supply and Demand Progression Overview (1) 345 463 289 411 377 39 86 155 161 147 39 125 280 441 588 Mar - 21 A Jan - 21 A Feb - 21 A Demand (Positions to Fill) Supply (Positions Filled) Apr - 21 A May - 21 A Cumulative New positions filled 59% $53 Q2 Estimate 107% 10%

Sales Productivity and Delivery Efficiency Drives Strength 31 ($ in thousands) ($ in millions) Revenue per Billable Employee (1) As Nearshore represents a larger portion of AT’s service delivery resources, gross margins will expand 330+ bps from ’20A to ‘22E Gross Profit by Delivery Model % of Total Gross Margin % 63% 69% 37% 31% PF 2020A (2) Nearshore 2022E O n s h o r e (1) Revenue per billable employee is calculated by dividing PF Revenue by the average billable employees for 2020 and estimated revenue by projected average billable employee for 2022; (Projected ending billable employees 2021+Projected billable employees 2022 / 2 Billable employees are projected based on projected revenue, billing rates and utilization. (2) PF Revenue, Gross Profit and Gross Margin are non - GAAP financial measures; please see page 44 for a reconciliation to the GAAP equivalent measure. 2020A information is based on audited financials. PF 2020A (2) 2022E PF 2020A (2) $76 $78 30 . 9% 34 . 2% 2022E

AgileThought

Long-Term Goals[1]

Revenue Growth	20%+
Gross Margins	35%+
Adjusted EBITDA Margins	20%+

(1) **Disclaimer:** AgileThought has not reconciled any of the non-GAAP measures referenced above to the most comparable GAAP measures in its long-term non-GAAP operating model because certain items are out of AgileThought's control and / or cannot be reasonably predicted. Accordingly, a reconciliation is not available without unreasonable effort. These goals are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these objectives will be achieved and the Company undertakes no duty to update its goals as circumstances change

32

Benchmarking 33

18% 20% 20% 24% 16% 21% 22% 22% 22% 20% AgileThought’s Growth & Margins are In - Line with Other Pure - Play Digital Providers 34 2022E Revenue Growth (1) 2022E A d j u s t ed E B I TD A M ar g i n (2) M ed i an : 22% M ed i an : 20% Source: S&P Capital IQ Consensus Estimates as of 3/11/2021. (1) Expected Revenue growth based on CAGR 2020A – 2022E. (2) Adjusted EBITDA Margin is a non - GAAP financial measure. (1)

$76 $77 $62 $88 95% 87% 79% 86% 87% AgileThought Compares Favorably to Other Pure - Play Digital Providers 35 ($ in thousands) M ed i an : $72 $67 (4) 2020A R e v e nu e p er B illa b le Em p l o y e e (1) Source: Public Filings, S&P Capital IQ Consensus Estimates as of 3/11/2021. (1) Revenue per billable employee is calculated by dividing FY2020 revenue by billable employees; Billable employee count based on average of Dec. 2019 and 2020. (2) 2020A information is based on audited financials. (3) FX Rate: Financials translated into USD at an exchange rate of 1.390201857 USD/GBP. (4) Grid Dynamics is based off total headcount; billable employees undisclosed. (5) Free cash flow conversion calculated using Adj. ‘22E EBITDA less ’22E Capex / Adj. ‘22E EBITDA. (6) Free cash flow conversion is calculated using Adj. EBITDA, which is a non - GAAP financial measure. M ed i an : 85% 2022E Free Cash Flow Conversion (5,6) (2) (3)

2.0x (1) 4.8x 6.6x 6.7x 3.9x 2.6x 5.9x 8.0x 8.2x 4.7x AgileThought’s Transaction Value is at a ~64% Discount to Other Pure - Play Digital Providers 36 EV / 2021E Sales EV / 2022E Sales Source: S&P Capital IQ Consensus Estimates as of 3/11/2021. (1) AgileThought valuation based on total enterprise value from pages 8 and 9. Median: 7.0x Median: 5.7x (1)

10.9x (2) 24.4x 32.6x 28.2x 24.7x 14.7x 30.7x 40.9x 33.7x 43.4x AgileThought’s Transaction Value is at a ~60% Discount to Other Pure - Play Digital Providers 37 EV / 2021E Adjusted EBITDA (1) EV / 2022E Adjusted EBITDA (1) Source: S&P Capital IQ Consensus Estimates as of 3/11/2021. (1) Adj. EBITDA is a non - GAAP financial measure. (2) AgileThought valuation based on total enterprise value from pages 8 and 9. Median: 37.3x Median: 26.5x (2)

A p pe n d ix 38

AgileThought

Digital Transformation Partner of Choice for 20+ Years



Capabilities Added
Digital Transformation
Cloud, Analytics, & Digital Marketing
eCommerce
Founded as AN Global by Manuel Senderos (CEO)
2000
2015
2016
2017
2018
2019
2020
2021
NEXXUS
Partnership with Nexxus Capital & five acquisitions
CREDIT SUISSE
Partnership with Credit Suisse & three acquisitions
Employees: ~1,860
AT
Acquired & rebranded as AgileThought to extend footprint in U.S. & enhance software development capabilities
HQ in Dallas, TX
Inc. 5000
Named to the Inc. 5000 List for 12 consecutive years
Employees: 2,200+
Acquired a Mexican-based digital banking services company
Federico Tagliani (COO) joins
Jorge Pliego (CFO) joins
FAKTOS
Acquired Faktos & expanded business intelligence consulting solutions with a nearshore model
4THSOURCE
Acquired to add U.S. clients, bolster nearshore delivery & deepen healthcare expertise
Kevin Johnston (CRO) joins
Legend
Strategic Expansion
Business Milestones

39

AgileThought

Strategic Approach to Talent Sourcing and Retention

Scalable talent acquisition and retention strategy drives efficiency and productivity


Talent
Sourcing
Ongoing
Employee
Training
Culture
Drives
Talent
Retention

- ✓ Source top talent from emerging markets in the Americas with highly educated technology workforces
- ✓ Training programs enhance employee capabilities
- ✓ Recognized by Fortune Magazine as a *Great Place to Work-Certified*™ company for 8 consecutive years and as a *Best Workplace for Millennials*

81% Avg. Retention Rate[(1)]

(1) Two-year average retention rate of billable employees for period 2019A to 2020A. Calculated by dividing the number of billable employees who voluntarily exited by the average number of employees in the past two years. Adjusted to reflect impact of acquisitions, dispositions, discontinued operations and a non-core project.

40

AgileThought

Strategic M&A will Continue to Supplement Strong Organic Growth

Key Strategic Acquisitions

	4THSOURCE 2018	AgileThought 2019
Description	Application development and nearshore delivery business	Provider of enterprise software development and transformation services
Rationale	Bolstered near-shore operations – U.S. customer base with 90%+ delivery in Mexico	Knowledge of consultant methodologies Core customer base Strong employee productivity

+ 9 other acquisitions

AT

Successful integration of acquisitions has allowed AgileThought to more than double in size and deliver the full suite of products it offers today

41

Client Case Study: International Financial Services Company

Delivering substantial value, building a long-term client relationship

Client Overview

- Regional subsidiary of an international financial services company that is **one of the largest banking institutions in the world**
- Parent company operates in 5+ major international markets
- 25,000+ employees and 2,500+ branches in the region

Client Challenges

- Faced challenges in its ability to **deliver products to clients quickly**
- Poor integration between AgileSquad Teams and Release Teams
- **Difficulty bringing new technology and advanced products to consumers**

AgileThought's Multilayered Solution

- **Integration of DevOps team and Dev team**
- Implementation of a release management digital tool
- Consulting, mentoring and technical training to prepare all teams for a new Agile / DevOps model
- Three-year contract to implement, control and evaluate the model on a virtuous-cycle basis

Client Relationship Summary

- The AgileThought team has 220+ full-time consultants working on projects, with 100 of these dedicated to AgileSquad teams
- AgileThought supports the Client across infrastructure support, security office center, cyber security, cloud services and database management
- Client across Innovate, Build and Run

> 10-year tenure

16% CAGR

2018A – 2021E Client Revenue(1)

Proven Impact

- **45% reduction in preparation time**
- **Improved quality of the deployment plan**
- **20% reduction in technical team errors / deviations**
- **25% reduction in deployment windows due to greater control over time and release functions**

(1) 2020A information is based on audited financials. 2021E Revenues as per company's current estimates.

42

AgileThought

AgileThought Historical and Projected Financial Performance

($ in millions)

	PF 2018A	PF 2019A	PF 2020A[1]	2021E	2022E
Income Statement					
Revenue	**$187**[2]	**$210**[2]	**$164**[2]	**$184**	**$240**
Growth %	*20%*	*12%*	*(22%)*	*13%*	*30%*
Cost of Sales	121	138	113	123	158
Gross Profit	**$66**[2]	**$72**[2]	**$51**[2]	**$62**	**$82**
Margin %	*35%*[2]	*34%*[2]	*31%*[2]	*33%*	*34%*
Margin Change		-100 bps	-350 bps	+260 bps	+70 bps
Selling, General and Administrative Expenses	**$44**	**$42**	**$32**	**$36**	**$50**
% of Revenue	*23%*	*20%*	*20%*	*20%*	*21%*
Adjustments					
Plus: Stock Based Compensation[3]	1	1	0.2	7	12
% of Revenue	*1%*	*1%*	*0.13%*	*4%*	*5%*
Adj. EBITDA[4]	**$24**	**$31**	**$19**	**$33**	**$44**
Margin %[4]	*13%*	*15%*	*11%*	*18%*	*18%*
Growth %		*31%*	*(40%)*	*77%*	*35%*
Margin Change		+220 bps	-350 bps	+650 bps	+60 bps
Memo:					
Capital Expenditures[5]	$2	$1	$1.5	$2	$2
% of Revenue	*1%*	*0%*	*1%*	*1%*	*1%*

(1) 2020A information is based on audited financials.
(2) Each of Revenue for 2018, 2019 and 2020, Gross Profit for 2018, 2019 and 2020, and Gross Profit Margin for 2018, 2019 and 2020 are pro forma amounts and are non-GAAP financial measures, please see pages 44 and 45 for a reconciliation to the GAAP equivalent measures.
(3) Represents non-cash compensation expenses related to the Company's equity incentive plan. Stock-based compensation in 2021E-2022E are estimates and have not been approved by AgileThought's compensation committee.
(4) Adjusted EBITDA for 2018, 2019, 2020 and Adjusted EBITDA Margin for 2018, 2019 and 2020 are pro forma amounts and are non-GAAP financial measures; please see page 44 for a reconciliation to the GAAP equivalent measures for Adjusted EBITDA for 2018, 2019 and 2020. Adjusted EBITDA for 2021E and 2022E are non-GAAP financial measures.
(5) GAAP Capital Expenditures shown, which exclude full year impact of Capital Expenditures from acquired or divested business.

43

AgileThought

Reconciliation to GAAP Financial Metrics

($ in millions)

PF Revenue	2018A	2019A	2020A[(1)]
PF Revenue	**$187**	**$210**	**$164**
Adjustments for acquired businesses[(2)]	(103)	(45)	-
Adjustments for divested or discontinued businesses[(3)]	27	9	0
GAAP Revenue	**$110**	**$174**	**$164**

PF Gross Profit	2018A	2019A	2020A[(1)]
PF Gross Profit	**$66**	**$72**	**$51**
Adjustments for acquired businesses[(2)]	(36)	(14)	-
Adjustments for divested or discontinued businesses[(3)]	7	1	(0)
GAAP Gross Profit	**$37**	**$59**	**$51**

PF Adjusted EBITDA	2018A	2019A	2020A[(1)]
PF Adjusted EBITDA	**$24**	**$31**	**$19**
Adjustments for acquired businesses[(2)]	(14)	(6)	-
Adjustments for divested or discontinued businesses[(3)]	5	(0)	(0)
Adjusted EBITDA	**$15**	**$25**	**$18**
Stock Based Compensation[(4)]	(1)	(1)	(0)
Depreciation and Amortization	(4)	(6)	(7)
Impairment Losses	(0)	(7)	(17)
Operating Income	**$9**	**$11**	**($6)**
Other (expense)/income, net	0	(9)	(1)
Other interest expense, net	(3)	(13)	(17)
Profit (Loss) Before Taxes	**$6**	**($11)**	**($24)**
Income tax benefit/(expense)	(2)	(5)	2
GAAP Net Profit (Loss)	**$4**	**($16)**	**($26)**

(1) 2020A information is based on audited financials.
(2) These adjustments give effect to acquisitions of 4th Source, AgileThought and other tuck-in acquisitions in the relevant reporting period as if acquisitions had occurred at the beginning of the relevant reporting period.
(3) These adjustments give effect to dispositions of non-core operations in Spain and Eprocure and discontinuations of certain operations in the relevant reporting period as if dispositions / discontinuations had occurred at the beginning of the relevant reporting period.
(4) Represents non-cash compensation expenses related to AgileThoughts' equity incentive plan.

44

Reconciliation to GAAP Revenue, GAAP Gross Profit and GAAP Gross Margin 45 ($ in millions) 2018A 2019A 2020A (1) PF Revenue $187 $210 $164 Adjustments for acquisitions, divested and discontinued businesses (2) (77) (36) 0 GAAP Revenue $110 $174 $164 PF Gross Profit $66 $72 $51 Adjustments for acquisitions, divested and discontinued businesses (2) (29) (13) (0) GAAP Gross Profit $37 $59 $51 Gross Margins PF Gross Profit Margin % 33% 34% 31% GAAP Gross Profit Margin % 35% 34% 31% (1) 2020A information is based on audited financials. (2) These adjustments give effect to acquisitions of 4 th Source, AgileThought and other tuck - in acquisitions in the relevant reporting period as if acquisitions had occurred at the beginning of the relevant reporting and give effect to dispositions of non - core operations in Spain and Eprocure and discontinuations of certain operations in the relevant reporting period as if dispositions / discontinuations had occurred at the beginning of the relevant reporting period.

AgileThought

PF 2019A to 2020A Revenue & PF Adj. EBITDA Bridges

2020A Growth challenged by the impacts of COVID

PF 2020A Revenue Bridge



($ in millions)
$210
1
($55)
2
($22)
$31
$164
PF 2019A Revenue(1)
COVID-Impacted Clients
Ending Projects
New Business(3)
PF 2020A Revenue(1,2)

Drivers

1. Lost revenue from delayed or canceled projects and restructured contracts due to COVID
2. Revenue from projects that ended in 2019A due to normal course business

PF 2020A Adjusted EBITDA Bridge



($ in millions)
$31
1
$6
2
$4
3
($27)
4
$5
$19
PF 2019A Adj. EBITDA(4)
COVID COGS Savings
COVID SG&A Reductions
Decrease in Gross Profit
Other Changes in SG&A
PF 2020A Adj. EBITDA(2,4)

Drivers

1. Salary decreases, reduction in third-party contractor spending and COVID related reductions in force
2. G&A related expense reductions, accrual reversals and cancellation of variable compensation
3. Decrease in gross profit due to the impact of COVID impacted clients, transition clients and normal course ending contracts
4. Other COVID related savings such as real estate, IT and HR expenses

(1) PF 2019A and 2020A Revenue are non-GAAP financial measures; please see page 44 for a reconciliation to the GAAP equivalent measures.
(2) 2020A information is based on audited financials.
(3) New business is comprised of revenue from upselling and new clients (new logos).
(4) PF 2019A and 2020A Adjusted EBITDA are non-GAAP financial measures; please see page 44 for a reconciliation to the GAAP equivalent measures.

46

PF 2020A to 2021E Revenue Build & Adj. EBITDA Bridge 47 Drivers Revenue retention rates increasing as the impact of COVID lessens Upselling opportunity increases from 2020 as IT spending becomes less conservative, and clients ramp digital transformation spending to address effects of COVID As Revenue retention rates normalize, Revenue from new logos ramps as AT invests more capital into its sales team and sales productivity increases 2021E Growth trending upwards as the impacts of COVID begin to fade 2021E Revenue Build 1 2 3 1 • 2 • 3 • ($ in millions) 2021E Adjusted EBITDA Bridge ($ in millions) Gross profit growth from increased revenue and the continued shift to a nearshore focused delivery model Drivers 1 • Expense savings carryforward from 2020 initiatives 2 • Investments in the sales team and IT 3 • 1 2 3 Current Pipeline of ~$350M of TCV covers ‘21E go - get revenue by ~1.9x (1) 2020A information is based on audited financials. (2) PF 2020A Adj. EBITDA is a non - GAAP financial measure; please see page 44 for a reconciliation to the GAAP equivalent measure. (3) Adjusted EBITDA is a non - GAAP financial measure. Backlog & Renewal 73% of ‘21E revenue (1) (1 , 2) (3)

2021E to 2022E Revenue Build 48 2 3 % of F Y ’ 22E Revenue 70% 22% 8% Drivers 1 • Revenue retention rates normalize to pre - COVID levels (80%+) 2 • Taking larger wallet share from enterprise clients (on average, AT is penetrating only 3% of its enterprise clients’ total IT budget) and capturing imbedded growth from rapidly expanding platform companies 3 • Increasing growth in new business, as AT adds more sales representatives, improves salesforce productivity and targets larger deal sizes ($ in millions) Est. Backlog & Renewal 70% of ‘22E revenue 1 A return to 20%+ growth in 2022E through retention rate normalization, enhanced sales execution and fertile upsell opportunities 2022E Revenue Build

D e f i n i t i on s 49 PF Revenue is defined as GAAP revenue plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses. PF Gross Profit is defined as GAAP gross profit plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses. PF Gross Profit Margin is defined as PF Gross Profit divided by PF Revenue. PF Adjusted EBITDA is defined as Adjusted EBITDA plus adjustments for acquired businesses and less adjustments for divested or discontinued businesses. PF Adjusted EBITDA Margin (for 2018, 2019 and 2020) is defined as PF Adjusted EBITDA divided by PF Revenue. Adjusted EBITDA is defined as net profit/(loss) plus income tax expense/(benefit), plus other interest expense, net, plus other expense/(income), plus impairment losses, plus depreciation and amortization, plus FX (gains)/losses, plus stock - based compensation expense. Adjusted EBITDA Margin (for 2021 and 2022) is defined as Adjusted EBITDA divided by GAAP revenue. Free Cash Flow Conversion (for 2022) is defined as Adjusted EBITDA less GAAP Capital Expenditures divided by Adjusted EBITDA. Revenue Per Billable Employee is calculated by dividing PF Revenue by average billable employees for 2019 and 2020 and estimated revenue for 2021 and 2022 by average projected billable employees. Billable employees are projected based on projected revenue, billing rates and utilization. New Business Revenue is comprised of revenue from upselling and new clients (new logos). Average Retention Rate is ca lculated by dividing the number of billable employees who voluntarily exited by the average number of employees in the past two years. Adjusted to reflect impact of acquisitions, dispositions, discontinued operations and a non - core project.

Thank You 50